UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

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NetManage, Inc.

(Name of Subject Company (Issuer))

Riley Investment Management LLC

(Name of Filing Person (Offeror))

Common Stock

(Title of Class of Securities)

641144308

(CUSIP Number of Class of Securities)

Bryant R. Riley

Riley Investment Management LLC

11100 Santa Monica Blvd.
Suite 810

Los Angeles, CA 90025

(310) 966-1445

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

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CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

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Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

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Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

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third-party tender offer subject to Rule 14d-1.

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issuer tender offer subject to Rule 13e-4.

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going-private transaction subject to Rule 13e-3.

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amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

RILEY INVESTMENT MANAGEMENT, L.L.C.,

FOR IMMEDIATE RELEASE

RILEY INVESTMENT MANAGEMENT ANNOUNCES BOARD NOMINEES AND PLANS FOR PARTIAL TENDER OFFER

Los Angeles, Calif.—(BUSINESS WIRE)—December 07, 2006 – Riley Investment Management LLC (“RIM”) announced that it proposes to nominate Mr. Bryant Riley and Mr. Melvin Keating for election as directors of NetManage, Inc. (Nasdaq: NETM) at the company’s next stockholder meeting.

RIM, in its capacity as managing partner of SACC Partners LP (“SACC”), is submitting to NETM notice of SACC’s intent to nominate Mr. Riley and Mr. Keating to the Board of Directors at NETM’s Annual Meeting in 2007. At this meeting, RIM also intends to submit other proposals designed to improve corporate governance and accountability to shareholders in NETM.  The company has not yet announced a date for the 2007 Annual Meeting.

RIM also announced that SACC plans to launch a partial tender to offer to purchase up to 1,296,890 shares of NETM stock at a price of $5.25 per share.  The tender offer will be contingent, among other things, on SACC’s ability to acquire at least an additional 671,850 (7.1%) of NETM’s shares in addition to the approximately 5.6% shares now held by SACC.  The proposal will be made only by a formal offer to purchase and related documents, which will be mailed and otherwise made available at a later date.

A RIM spokesman indicated that the reasons for these actions include concern over NETM’s financial performance and the lack of change at the company:

“In light of NETM’s disappointing performance over the last 10 years, in the form of continued revenue decline, negative operational performance and decreasing stock price, RIM believes that new Board representation is greatly needed to provide the company with a fresh perspective.  RIM hopes that SACC’s proposed Board nominations together with its other proposals can help salvage the remaining value that RIM believes still exists in NETM.  Our proposals will include, amongst others, the elimination of NETM’s staggered board, removal of its poison pill, limitation on the tenure of board members serving more than 10 years and improved control for shareholders over changes to bylaws and special meetings.”

Because of the substantial effort and expense it will take to elect SACC’s nominees to the NETM board of directors, RIM will consider whether to withdraw SACC’s Board nominations and proposals if SACC is unable to acquire at least an additional 7.1% of NETM’s shares or the tender offer is otherwise unsuccessful.

NETM shareholders should read the tender offer statement and other related documents when they become available because they will contain important information.  The tender offer statement and other filed documents will be available for free at the Securities Exchange Commission’s website and the tender offer statement will be provided at no cost by RIM.  Stockholders are encouraged to contact Mr. Bryant R. Riley, Managing Member of RIM at telephone number 310-966-1445 or at Riley Investment Management’s business address: 11100 Santa Monica Blvd., Suite. 810, Los Angeles, CA  90025.

RIM, on behalf of SACC will file a proxy statement regarding the election of directors of NETM (the "Company") and the proposals to be introduced at the Company's upcoming annual meeting of stockholders, which have been submitted by SACC.  INVESTORS AND STOCKHOLDERS ARE URGED TO READ THIS PROXY STATEMENT AND RELATED MATERIALS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, NOMINEES FOR THE ELECTION OF DIRECTORS AND PROPOSALS.  A proxy statement will be sent to stockholders of the Company seeking their approval to elect a slate of directors nominated by SACC, amend the bylaws, and approve stockholder proposals submitted by SACC.  Investors and stockholders may obtain a free copy of the definitive proxy statement (when available) and other related materials filed by RIM with the SEC at the SEC's website at www.sec.gov.

The following may be deemed, under SEC rules, to be participants in the solicitation of proxies from the Company's stockholders in connection with the upcoming election of the Company's Board of Directors: RIM; the officers and management of RIM; the individuals nominated by RIM affiliates for director, namely Bryant R. Riley and Melvin L. Keating; and SACC.  Information regarding the participants and the interests of RIM, Mr. Riley and its affiliates which also own shares of the Company may be found in filings by Mr. Riley and RIM with the SEC on Schedule 13D, as amended, which includes a copy of the letter nominating directors and submitting the stockholder proposals.